Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables present unaudited pro forma condensed combined financial information about Analog Devices, Inc. (“Analog Devices”)’s consolidated balance sheet and statement of income, after giving effect to the proposed merger (the “Merger”) with Linear Technology Corporation (“Linear”) and certain related financing arrangements described in Note 5—Estimated Merger Consideration and Allocation (the “Financing Arrangements”, and together with the Merger, the “Transactions”). The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with:

•	the historical consolidated financial statements and related notes of Analog Devices as of and for the year ended October 29, 2016 included in Analog Devices’ Annual Report on Form 10-K, filed with the SEC on November 22, 2016;

•	the historical consolidated financial statements and related notes of Linear as of and for the year ended July 3, 2016 included in Linear’s Annual Report on Form 10-K, filed with the SEC on August 26, 2016;

•	the historical consolidated financial statements and related notes of Linear as of and for the three months ended October 2, 2016 included in Linear’s Quarterly Report on Form 10-Q, filed with the SEC on November 2, 2016; and

•	the historical consolidated financial statements and related notes of Linear as of and for the three months ended September 27, 2015 included in Linear’s Quarterly Report on Form 10-Q, filed with the SEC on November 5, 2015.

The unaudited pro forma condensed combined balance sheet as of October 29, 2016 and the unaudited pro forma condensed combined statement of income for the year ended October 29, 2016, are presented herein. The unaudited pro forma condensed combined balance sheet combines the audited consolidated balance sheets of Analog Devices and the unaudited consolidated balance sheets of Linear as of October 29, 2016 and October 2, 2016, respectively, and gives effect to the Transactions as if they had been completed on October 29, 2016. The unaudited pro forma condensed combined statement of income combine the historical results of Analog Devices and Linear for the year ended October 29, 2016 and twelve months ended October 2, 2016, respectively, and gives effect to the Transactions as if they occurred on November 1, 2015. The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statement of income, expected to have a continuing impact on the combined entity’s consolidated results.

The unaudited pro forma condensed combined financial information presented is based on the assumptions and adjustments described in the accompanying notes, which should be read together with the pro forma condensed consolidated financial statements. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to represent what the financial position or results of operations would actually have been if the Transactions occurred as of the dates indicated or what financial position or results would be for any future periods. The unaudited pro forma condensed combined financial information is based upon the respective historical consolidated financial statements of Analog Devices and Linear as described further in Note 2—Basis of Pro Forma Presentation.

The Merger will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), with Analog Devices representing the accounting acquirer. The following unaudited pro forma condensed combined financial information primarily gives effect to:

•	Application of the acquisition method of accounting in connection with the Merger;

•	Adjustments to reflect the Financing Arrangements; and

•	Transaction costs incurred in connection with the Merger.

The unaudited pro forma condensed combined statement of income also includes certain acquisition accounting and related financing adjustments, including items expected to have a continuing impact on the results of the combined company, such as increased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statement of income does not include the impact of any revenue, cost or other operating synergies that may result from the Merger.

The unaudited pro forma condensed combined financial information includes preliminary adjustments that may be revised. There can be no assurance that such revisions will not result in material changes. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to be indicative of the results or financial position that actually would have occurred or that may occur in the future had the Transactions been completed on the dates indicated, nor does it purport to be indicative of the future operating results or financial position of Analog Devices after the Transactions. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” of Analog Devices’ Annual Report on Form 10-K, filed with the SEC on November 22, 2016.

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Analog Devices. Analog Devices believes these accounting policies are similar in most material respects to those of Linear. Upon completion of the Merger, or as more information becomes available, Analog Devices will perform a more detailed review of the Linear accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

ANALOG DEVICES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF October 29, 2016

(In thousands)

	Historical
	Analog Devices as of 10/29/16	Linear Technology as of 10/2/16 (Note 3)	Pro Forma Adjustments for Acquisition	(Note References)		Pro Forma Adjustments for Financing	(Note References)		Pro Forma Condensed Combined
ASSETS
Current Assets
Cash	$921,132	$217,135	$(11,101,514)	5	(a)(k)	$11,064,282	5	(l)	$1,101,035
Short-term investments	3,134,661	1,304,011	—			—			4,438,672
Accounts receivable	477,609	162,434	—			—			640,043
Inventories	376,555	98,073	317,227	5	(b)	—			791,855
Prepaid income tax	6,405	—	—			—			6,405
Prepaid expenses and other current assets	58,501	53,337	—			(13,431)	5	(l)	98,407

Total current assets	4,974,863	1,834,990	(10,784,287)			11,050,851			7,076,417
Property, plant and equipment, net	636,116	281,571	90,055	5	(c)	—			1,007,742
Other Assets
Deferred compensation plan investments	26,152	—	—			—			26,152
Other investments	21,937	—	—			—			21,937
Goodwill	1,679,116	2,185	9,864,041	5	(d)	—			11,545,342
Intangible assets, net	549,368	6,650	4,718,050	5	(e)	—			5,274,068
Deferred tax assets	36,005	—	—			—			36,005
Other assets	46,721	—	—			—			46,721

Total other assets	2,359,299	8,835	14,582,091			—			16,950,225

	$7,970,278	$2,125,396	$3,887,859			$11,050,851			$25,034,384

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$171,439	$17,019	$—			$—			$188,458
Deferred income on shipments to distributors, net	351,538	48,759	(48,759)	5	(f)	—			351,538
Income taxes payable	4,100	36,488	(27,374)	5	(j)(k)	7,760	5	(l)	20,974
Accrued liabilities	255,857	102,040	96,000	5	(j)	(7,850)	5	(l)	446,047
Short-term debt	—	—	—			6,047,644	5	(l)	6,047,644

Total current liabilities	782,934	204,306	19,867			6,047,554			7,054,661
Non-current liabilities
Long-term debt	1,732,177	—	—			4,990,637	5	(l)	6,722,814
Deferred income taxes	109,931	68,129	1,623,068	5	(g)	—			1,801,128
Deferred compensation plan liability	26,152	—	—			—			26,152
Other non-current liabilities	153,466	44,360	22,461	5	(h)	—			220,287

Total non-current liabilities	2,021,726	112,489	1,645,529			4,990,637			8,770,381
Commitments and contingencies
Shareholders’ Equity
Common stock	51,363	240	9,096	5	(i)(k)	—			60,699
Capital in excess of par value	402,270	2,159,624	1,935,567	5	(i)(k)	—			4,497,461
Retained earnings and accumulated deficit	4,785,799	(351,883)	278,420	5	(i)(j)(k)	12,660	5	(l)	4,724,996
Accumulated other comprehensive income or loss	(73,814)	620	(620)	5	(i)	—			(73,814)

Total shareholders’ equity	5,165,618	1,808,601	2,222,463			12,660			9,209,342

	$7,970,278	$2,125,396	$3,887,859			$11,050,851			$25,034,384

See the accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

ANALOG DEVICES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED OCTOBER 29, 2016

(In thousands)

	Historical
	Analog Devices 12 Months Ended 10/29/16	Linear Technology 12 Months Ended 10/2/2016	Pro Forma Adjustments for Acquisition	(Note References)		Pro Forma Adjustments for Financing	(Note References)		Pro Forma Condensed Combined
Revenue	$3,421,409	$1,455,914	$—			$—			$4,877,323
Cost of sales	1,194,236	350,422	51,662	6	(a)(b)(c)(d)	—			1,596,320

Gross Margin	2,227,173	1,105,492	(51,662)			—			3,281,003
Operating expenses:
Research and development	653,816	286,219	13,506	6	(a)(b)(c)	—			953,541
Selling, marketing, general and administrative	461,438	186,336	(15,887)	6	(a)(b)(c)	—			631,887
Amortization of intangibles	70,123	—	435,660	6	(d)	—			505,783
Other operating expense	13,684	—	—			—			13,684

	1,199,061	472,555	433,279			—			2,104,895

Operating income	1,028,112	632,937	(484,941)			—			1,176,108
Nonoperating (income) expenses:
Interest expense	88,757	—	—			219,638	6	(g)	308,395
Interest income and other income	(21,221)	(7,082)	—			—			(28,303)
Other, net	3,655	—	—			—			3,655

	71,191	(7,082)	—			219,638			283,747

Income before income taxes	956,921	640,019	(484,941)			(219,638)			892,361
Provision for income taxes	95,257	142,598	(159,696)	6	(e)	(83,462)	6	(e)	(5,303)

Net income (loss)	$861,664	$497,421	$(325,245)			$(136,176)			$897,664

Shares used to compute earnings per share - Basic	308,736		56,014	6	(f)				364,750

Shares used to compute earnings per share - Diluted	312,308		56,014	6	(f)				368,322

Basic earnings per share	$2.79								$2.46

Diluted earnings per share	$2.76								$2.44

See the accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information.

Note 1 – Description of the Merger

On July 26, 2016, Linear, Analog Devices and Merger Sub entered into the merger agreement. Upon the terms and subject to the conditions of the merger agreement, Merger Sub will merge with and into Linear, with Linear surviving the merger as a wholly owned subsidiary of Analog Devices. If the Merger is completed, Analog Devices will acquire all of the issued and outstanding shares of Linear.

Under the terms of the merger agreement, at the effective time, each Linear restricted stock award and restricted stock unit award that is outstanding immediately prior to the effective time, was granted on or prior to July 22, 2016 and does not become vested at the effective time will be converted into two adjusted awards with the same terms and conditions (including vesting) as were applicable to the corresponding Linear award immediately prior to the effective time, which adjusted awards will be in the form of (i) the right to receive an amount in cash equal to the product of (a) the number of shares of Linear common stock subject to such Linear restricted stock or restricted stock unit award immediately prior the effective time and (b) $46.00, and (ii) an Analog Devices restricted stock award or restricted stock unit award, as applicable, relating to the number of shares of Analog Devices common stock equal to the product (rounded to the nearest whole number of shares) of (a) the number of shares of Linear common stock subject to the Linear restricted stock award or restricted stock unit award immediately prior to the effective time and (b) the exchange ratio of 0.2321.

At the effective time, each Linear restricted stock award and restricted stock unit award that is outstanding immediately prior to the effective time, was granted after July 22, 2016 and does not become vested at the effective time will be converted into an adjusted Analog Devices restricted stock award or restricted stock unit award, as applicable, relating to the number of shares of Analog Devices common stock equal to the product (rounded to the nearest whole number of shares) of (i) the number of shares of Linear common stock subject to such Linear restricted stock award or restricted stock unit award immediately prior to the effective time and (ii) 0.9947.

Analog Devices expects to fund the cash portion of the Merger with a combination of short and long-term debt and cash on hand. On July 26, 2016, Analog Devices obtained debt commitment letters from certain initial lenders to provide a 364-Day Bridge Facility initially for $7.5 billion and a 90-Day Bridge Facility for $4.1 billion. On September 23, 2016, Analog Devices entered into a term loan agreement, which consists of a 3-Year Term Loan Facility in the principal amount of $2.5 billion and a 5- Year Term Loan Facility in the principal amount of $2.5 billion. Upon Analog Devices’ entry into the term loan agreement, the initial lenders’ commitments with respect to the 364-day Bridge Facility were reduced by an aggregate amount of $5.0 billion. The accompanying unaudited pro forma condensed combined financial information assumes that Analog Devices finances the Merger using $2.0 billion under the 364-Day Bridge Facility; the full availability under the 90-Day Bridge Facility, the 3-Year Term Loan and the 5-Year Term Loan; and up to $500 million of cash on hand. The 90-Day Bridge Facility is expected to be repaid within 90 days after the closing date.

Note 2 — Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined balance sheet was prepared using the historical balance sheets of Analog Devices as of October 29, 2016 and Linear as of October 2, 2016. Linear’s 2016 fiscal year ended on July 3 and Analog Devices’ 2016 fiscal year ended on October 29. To comply with SEC rules and regulations for companies with different fiscal year ends, the pro forma condensed combined financial information has been prepared utilizing periods that differ by less than 93 days. The unaudited pro forma condensed combined statement of income was prepared using:

•	the historical audited statement of income of Analog Devices for the year ended October 29, 2016;

•	the historical unaudited consolidated statement of income of Linear for the three months ended October 2, 2016;

•	the historical audited consolidated statement of income of Linear for the year ended July 3, 2016; and

•	the historical unaudited consolidated statement of income of Linear for the three months ended September 27, 2015.

Both Analog Devices’ and Linear’s historical audited and unaudited financial statements were prepared in accordance with U.S. GAAP and are presented in thousands of U.S. dollars. The historical Linear financial statements included within the unaudited pro forma condensed combined balance sheet and statement of income include certain reclassifications that were made to conform Linear’s financial statement presentation to that of Analog Devices.

The acquisition of Linear by Analog Devices will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Analog Devices representing the accounting acquirer. In the unaudited pro forma condensed combined balance sheet, Analog Devices has reflected the estimated acquisition date value of the assets acquired and liabilities assumed, based upon management’s preliminary estimate of what their respective fair values would be as of the date of the Merger. The pro forma adjustments are preliminary and are based upon available information and certain assumptions, which management believes are reasonable under the circumstances and are described in the accompanying notes herein. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For purposes of the pro forma information presented herein, the fair value of Linear’s identifiable tangible and intangible assets acquired and liabilities assumed are based on preliminary estimates of fair values. The excess of merger consideration over the fair value of identified tangible and intangible assets acquired and liabilities assumed will be recognized as goodwill. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, technology and customer relationships as well as goodwill, (3) other changes to assets and liabilities and (4) any resulting impact to deferred income taxes.

The unaudited pro forma condensed combined statement of income also includes certain acquisition accounting adjustments, including items expected to have a continuing impact on the results of the combined company, such as increased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statement of income does not include the impacts of any revenue, cost, or other operating synergies that may result from the Merger or any related restructuring costs that may be contemplated.

The Financing Arrangements

The commitment letters entered into provide for a 364-Day Bridge Facility initially for $7.5 billion and a 90-Day Bridge Facility for $4.1 billion. Upon entry into the $2.5 billion 3-Year Term Loan Facility and $2.5 billion 5- Year Term Loan Facility, the initial lenders’ commitments with respect to the 364-day Bridge Facility were reduced by an aggregate amount of $5.0 billion. The accompanying unaudited pro forma condensed combined financial information assumes that Analog Devices finances the transaction using $2.0 billion of the availability under the 364-Day Bridge Facility; the full availability under each of the 90-Day Bridge Facility, the 3-Year Term Loan and the 5-Year Term Loan; and up to $500 million of cash on hand. In addition, the 90-Day Bridge Facility is expected to be repaid within 90 days after the closing date. The cash proceeds from the borrowing under the bridge facilities and term loan facilities are expected to be $11.0 billion, prior to the consideration of debt issuance costs of $61.7 million which will be amortized over the term of the bridge facilities and term loans. The 364-Day Bridge Facility, the 90-Day Bridge Facility and the 3-Year Term Loan Facility are expected to bear interest at LIBOR plus a margin of 1.125% while the 5-Year Term Loan Facility is expected to bear interest at LIBOR plus a margin of 1.25%. Duration fees are payable with respect to the 364-Day Bridge Facility as follows: (1) 50 basis points on the amount outstanding at 90 days from the date of first borrowing under the 364-Day Bridge Facility; (2) 75 basis points on the amount outstanding at 180 days from the date of first borrowing under the 364-Day Bridge Facility; and (3) 100 basis points on the amount outstanding at 270 days from the date of first borrowing under the 364-Day Bridge Facility.

Note 3 – Reclassifications

Historical Linear financial information included within the unaudited pro forma condensed combined financial information has been reclassified to conform the presentation to that of Analog Devices as indicated in the table below:

Balance Sheet as of October 29, 2016 (in thousands)

Amount	Presentation in Linear’s Financial Statements	Presentation in Unaudited Pro Forma Condensed Consolidated Financial Statements
$2,185	Identifiable intangible assets, net and goodwill	Goodwill
6,650	Identifiable intangible assets, net and goodwill	Intangible assets, net
85,334	Accrued payroll and related benefits	Accrued liabilities

Note 4 – Conforming Accounting Policies

At this time, except for Note 3 to reclassify certain balances presented in the historical financial statements of Linear to conform their presentation to that of Analog Devices, Analog Devices is not aware of any material differences between the accounting policies of the two companies that would continue to exist subsequent to the application of purchase accounting. Following the consummation of the Merger, Analog Devices will conduct a more detailed review of Linear’s accounting policies in an effort to determine if differences in accounting policies require further reclassification of Linear’s results of operations or reclassification of assets or liabilities to conform to Analog Devices’ accounting policies and classifications. As a result, Analog Devices may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial information.

Note 5 – Estimated Merger Consideration and Allocation

The estimated merger consideration is approximately $15.2 billion based on the closing share price of Analog Devices common stock of $72.89 on November 22, 2016. The actual value of the merger consideration will fluctuate based upon changes in the price of Analog Devices common stock and the number of Linear common shares, restricted stock awards and restricted stock unit awards outstanding at the effective time.

The following table summarizes the components of the estimated merger consideration reflected in the unaudited pro forma condensed combined financial information (in thousands of dollars and shares, except for per share amounts and the exchange ratios):

Estimated Linear shares *	240,988
Cash consideration (per Linear share)	$46.00

Estimated cash portion of purchase price	$11,085,448

Estimated Linear shares	240,988
Exchange ratio (per Linear share)	0.2321

Estimated shares of Analog Devices common stock to be issued for existing shares of Linear common stock	55,933
Analog Devices share price **	$72.89

Estimated equity portion of purchase price	$4,076,956

Total estimated merger consideration to be paid at closing	$15,162,404

FV of estimated restricted stock awards and restricted stock units to be replaced with Analog Devices shares***	$229,915
FV of estimated restricted stock awards and restricted stock units to be replaced with a cash award***	172,014
Less: Estimated fair value of RSAs and RSUs to be expensed by Analog Devices	$(340,668)

Total estimated merger consideration	$15,223,665

The value of the merger consideration and resulting goodwill may change based on fluctuations in the share price of Analog Devices common stock and the number of shares of Linear common stock outstanding on the closing date. The fair value of the equity securities issued as part of the consideration transferred will be measured on the closing date. A 25% fluctuation in the market price of Analog Devices common stock would affect the value of the consideration with a corresponding change to goodwill related to the Merger, as illustrated in the table below (in thousands):

Change in stock price	Stock Price	Estimated Merger Consideration	Estimated Goodwill
25% increase in share price	$91.11	$16,249,471	$10,889,847
25% decrease in share price	$54.67	$14,197,858	$8,838,234

*	Represents shares of Linear common stock outstanding as of October 2, 2016, plus an estimate of vested restricted stock awards and restricted stock unit awards and shares expected to be purchased under the Linear employee stock purchase plan and assumes the Merger closes by the end of the second quarter of Analog Devices’ fiscal year 2017.
**	Represents Analog Devices stock price as of November 22, 2016. The final purchase price per share and corresponding total consideration will be determined on the closing date.
***	Represents estimated fair value of restricted stock awards and restricted stock unit awards cancelled and exchanged for Analog Devices’ common stock and common stock awards at close of the Merger, including awards of restricted stock and restricted stock units which automatically vest upon the effective time of the Merger. This calculation is based on the market value of Analog Devices common stock as of November 22, 2016 and assumes the Merger closes by the end of the second quarter of Analog Devices’ fiscal year 2017. The final value of Linear restricted stock awards and restricted stock unit awards to be expensed will be impacted by changes in the market value of Analog Devices common stock as well as the actual closing date of the Merger.

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Analog Devices in the transaction, reconciled to the estimate of the consideration to be transferred (in thousands):

Total estimated consideration			$15,223,665
Book value of net assets acquired	(i	)	$1,808,601
Adjustments to:
Inventory	(b	)	317,227
Property, plant and equipment	(c	)	90,055
Intangible assets	(e	)	4,718,050
Write off of deferred income on shipments to distributors, net	(f	)	48,759
Deferred income taxes	(g	)	(1,623,068)

Residual Goodwill	(d	)	$9,864,041

Adjustments for the Merger:

(a)	Reflects the cash portion of the purchase price paid to Linear shareholders of approximately $11,098.0 million, including the cash-settled portion of consideration paid to holders of restricted stock and restricted stock awards which automatically vest at the effective time pursuant to pre-existing change-of-control agreements in the amount of $12.5 million.

(b)	Reflects an estimated $317.2 million increase in book value for Linear’s inventory balances to reflect their acquisition date fair value of $415.3 million. The fair value of inventory was estimated using the comparative sales method. This method utilizes the expected selling prices to customers as a basis of valuing finished goods, which is then adjusted for additional factors, including the time to dispose of inventory, expenses incurred at disposition and the profit commensurate with the amount of investment and degree of risk. The final fair value determination for inventories may differ materially from this preliminary determination. The increase will be expensed as the acquired inventory is sold, which is projected to occur within the first year after the closing date of the Merger. As this item will not have a continuing impact on the combined entity, these costs have not been included in the unaudited pro forma condensed combined statement of income.

(c)	Reflects an estimated $90.1 million increase in book value for Linear’s property, plant and equipment balances to reflect their estimated acquisition date fair values of $371.6 million. The fair value estimate for property, plant and equipment is preliminary and has been determined based on the assumptions that management believes market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determination for property, plant and equipment may differ materially from this preliminary determination.

(d)	Goodwill is calculated as the difference between the fair value of the consideration paid and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The pro forma adjustment to goodwill is calculated as follows (in thousands):

As of October 29, 2016
Estimated goodwill related to this transaction	$9,866,226
Elimination of Linear’s historical goodwill	(2,185)

Pro forma adjustment	$9,864,041

(e)	Adjustments to intangible assets expected to be recognized in connection with the Merger, consist of the following (in thousands):

Description	Estimated Useful Life	Estimated Fair Value	Balance Sheet Classification
Customer relationships	10	$4,205,300	Intangible assets, net
Technology-based	8	368,100	Intangible assets, net
Trade name	10	151,300	Intangible assets, net

Total identifiable intangible assets		4,724,700

Historical Linear intangible assets		(6,650)

Pro forma adjustment		$4,718,050

The fair value of the customer relationships was estimated using a multi-period excess earnings method, a form of the income approach, which incorporates the preliminary estimates of future cash flows to be generated from Linear’s existing customer base. Excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets, including debt-free net working capital, tangible assets and other identifiable intangible assets. The excess earnings are thereby calculated for each year of a multi-year projection period and discounted to present value. The primary components of this method consist of the estimated customer attrition rate, determination of excess earnings and an appropriate rate of return.

The fair values of Linear’s technology-based and trade name intangible assets were estimated using the relief from royalty method under the income approach, which estimates the cost savings generated by a company related to the ownership of an asset for which it would otherwise have had to pay royalties or license fees on revenues earned through the use of the asset. The discount rate used is determined at the time of measurement based on an analysis of the implied internal rate of return of the transaction, weighted average cost of capital and weighted average return on assets.

The fair value estimates for all identifiable intangible assets are preliminary and are based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determination for identifiable intangibles may differ materially from this preliminary determination.

(f)	Reflects the elimination of $48.8 million of deferred income on past shipments made by Linear to distributors. Given that there are no remaining performance obligations in respect of these past shipments, the deferred income on shipments to distributors balance has been fair valued at $0 for the preliminary acquisition accounting price allocation. As this item will not have a continuing impact on the combined entity, these costs have not been included in the unaudited pro forma condensed combined statement of income.

(g)	The Merger is expected to result in carryover basis for all tax attributes. Based on the preliminary acquisition accounting, an adjustment was recorded to reflect an increase in deferred income taxes of $1,623.1 million as a result of the pro forma fair value adjustments for the assets acquired and liabilities assumed, including a deferred tax asset reflecting the expected future tax benefit for the vested portion of restricted stock awards and restricted stock units to be cancelled and converted into (i) common stock and common stock awards of Analog Devices and (ii) a cash award, in connection with the Merger and included within merger consideration above.

The estimate of deferred taxes was determined based on the estimated book basis of the net assets acquired after the application of acquisition accounting as compared to the tax basis of the net assets acquired using a blended statutory tax rate. These estimates are preliminary and adjustments to established deferred tax assets and liabilities could change due to refined determination of statutory rates, as well as the changes in the estimates of the fair values of assets acquired and liabilities assumed occur in conjunction with the finalization of the acquisition accounting and these changes in estimates could be material.

(h)	Reflects an increase to other non-current liabilities of $22.4 million to reflect the estimate of the cash-settled portion of replacement awards included in the merger consideration.

(i)	Reflects the elimination of historical book value of the net assets acquired from Linear as of October 2, 2016, derived from Linear’s 10-Q filed with the SEC on November 9, 2016. The unaudited pro forma condensed combined balance sheet reflects the elimination of Linear’s historical common stock, capital in excess of par, accumulated other comprehensive income or loss and retained earnings and accumulated deficit as part of purchase accounting.

This adjustment also reflects the issuance of (a) approximately 56.0 million shares of Analog Devices common stock, consisting of 55.9 million shares, being the equity portion of merger consideration, and 0.1 million shares as equity to replace certain restricted stock awards and restricted stock units which will be accelerated and cancelled at the effective time in exchange for the right to receive merger consideration, for a total adjustment to par value of $9.3 million and (b) excess paid in capital associated with the issuance of such shares, as well as the fair value of the portion of assumed restricted stock awards and restricted stock units included in consideration transferred, for a total adjustment to capital in excess of par value of $4,095.0 million.

(j)	Reflects an adjustment to accrued expenses of $96.0 million for contingent transaction fees that are only payable upon close, and a corresponding reduction in retained earnings, net of a tax benefit of $25.5 million, for the portion of the transaction costs that is expected to be deductible for tax purposes. The evaluation of the deductibility of the transaction costs, and the ability to utilize such benefits, is preliminary and subject to change and such changes could be material.

(k)	Reflects an adjustment of $4.8 million for a non-recurring stock-based compensation expense associated with the settlement of certain restricted stock awards and restricted awards units, as required by the merger agreement. The adjustment has been recorded as a reduction to retained earnings, net of a corresponding tax benefit of $1.8 million. Such expense is expected to be incurred by Analog Devices upon the closing of the Merger and will be settled with $3.5 million of cash and $1.3 million of equity in the combined company. As this item will not have a continuing impact on the combined entity, these costs have not been included in the unaudited pro forma condensed combined statement of income.

Adjustments for Financing Arrangements:

(l)	The estimated total cash consideration to Linear stockholders of $11.1 billion is expected to be funded by debt of $11.1 billion, prior to the consideration of debt issuance costs of $61.7 million which will be recorded as a direct reduction to the carrying amount of the respective debt facilities and amortized over the term of the bridge facilities and term loans. Of the net debt of $11.0 billion, $6.0 billion and $5.0 billion will be recognized as short-term debt and long-term debt, respectively. The accompanying unaudited pro forma condensed combined financial information assumes that Analog Devices draws $2.0 billion under the 364-Day Bridge Facility.

As of October 29, 2016, Analog Devices has incurred $20.4 million in financing costs that are included in historical retained earnings. The financing fees have been eliminated in the pro forma condensed combined balance sheet as an adjustment to retained earnings for $12.7 million (net of their respective tax benefit of $7.8 million), and a corresponding adjustment to accrued expenses and cash of $7.9 million and $12.5 million, respectively.

In addition, as of October 29, 2016, Analog Devices had prepaid $13.4 million of financing fees. An adjustment was recorded to remove the prepaid financing fees, with a corresponding adjustment to cash of $13.4 million.

Note 6 – Unaudited Pro Forma Condensed Combined Statement of income Adjustments

The pro forma adjustments in the unaudited pro forma condensed combined statement of income are as follows:

(a)	Reflects additional depreciation expense for the estimated fair value adjustment of acquired property, plant and equipment on a straight-line basis over an estimated weighted average useful life of 10 years as follows (in thousands):

Twelve months ended October 29, 2016
Cost of sales	$6,304
Research and development	2,054
Selling, marketing, general and administrative	648

$9,006

(b)	Reflects an adjustment of $32.0 million for the twelve months ended October 29, 2016 representing the elimination of the advisory, legal and accounting expenses incurred by both Analog Devices and Linear in connection with the Merger, which are not expected to have a continuing impact on results of operations (in thousands):

Twelve months ended October 29, 2016
Cost of sales	$2,000
Research and development	5,000
Selling, marketing, general and administrative	25,000

$32,000

(c)	Reflects an adjustment for additional stock-based compensation expense of $28.5 million for the twelve months ended October 29, 2016 representing the estimated differences between historical amounts recorded in the financial statements and the estimated preliminary value related to the unvested portion of the Linear equity awards to be cancelled and exchanged for Analog Devices’ equity awards in connection with the Merger as follows (in thousands):

Twelve months ended October 29, 2016
Cost of sales	$3,545
Research and development	16,452
Selling, marketing, general and administrative	8,465

$28,462

(d)	Reflects additional amortization expense for the estimated fair value adjustment of acquired intangible assets, recognized on a straight-line basis, of $479.5 million for the twelve months ended October 29, 2016 as follows (in thousands):

Twelve months ended October 29, 2016
Cost of sales	$43,813
Amortization of intangibles	435,660

$479,473

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts that Analog Devices will calculate after completing a detailed valuation analysis and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A 10% increase in the valuation of intangible assets would cause a corresponding increase in the amortization expense of approximately $48.2 million for the twelve months ended October 29, 2016. A 10% increase in the estimated useful lives of intangible assets would cause a corresponding decrease in the amortization expense of approximately $43.8 million for the twelve months ended October 29, 2016.

(e)	Reflects tax effects of the pro forma adjustments based on the estimated blended statutory tax rate in effect.

(f)	Reflects the weighted average shares outstanding used to compute basic and diluted net income per share for the year ended October 29, 2016 that has been adjusted to give effect to the issuance of 56.0 million shares of Analog Devices common stock issued upon closing of the Merger as if such issuances had occurred on November 1, 2015.

(g)	Reflects the following financing adjustments to interest expense resulting from the bridge facilities and term loan facilities:

(i) increase of $185.3 million for the twelve months ended October 29, 2016 to reflect the estimated interest expense associated with the bridge facilities and the term loan facilities. The condensed combined statement of operations reflects three months of interest expense for the 90-Day Bridge Facility under the assumption that the 90-Day Bridge Facility will be repaid within 90 days of the closing date. Borrowings bear interest at a variable rate based on the one-month LIBOR plus an estimated margin of 1.125% for the 364-Day Bridge Facility, 90-Day Bridge Facility and 3-Year Term Loan Facility, while the 5-Year Term Loan Facility bears interest at a variable rate based on the one-month LIBOR plus an estimated margin of 1.25%. Duration fees are payable with respect to the 364-Day Bridge Facility as follows: (1) 50 basis points on the amount outstanding at 90 days from the date of first borrowing under the 364-Day Bridge Facility; (2) 75 basis points on the amount outstanding at 180 days from the date of first borrowing under the 364-Day Bridge Facility; and (3) 100 basis points on the amount outstanding at 270 days from the date of first borrowing under the 364-Day Bridge Facility;

(ii) increase of $54.7 million for the twelve months ended October 29, 2016 to reflect the amortization of estimated debt issuance costs associated with the establishment of the financing facilities, less historic amortization of debt issuance costs; and

(iii) decrease of $20.4 million to eliminate the non-recurring impact of commitment fees and finance structuring fees incurred in the twelve months ended October 29, 2016 associated with the Financing Arrangements.

If LIBOR were to increase by 0.125%, interest expense would increase by $10.0 million for the twelve months ended October 29, 2016.